

OFFERING MEMORANDUM

facilitated by



Kin Tap and Rec Room, LLC

Form C/A
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C/A – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Kin Tap and Rec Room, LLC
State of Organization	Massachusetts
Date of Formation	July 8th, 2019
Entity Type	Limited Liability Company
Street Address	144 Park Street Medford, MA 02155
Website Address	kintapandrec.com

(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Key Person	Elizabeth Castellana	
Positions with the Company Title Duration	Leadership Founder Since Incorporation	
Business experience (last three years)	Administration and operations in the public education sector	
Principal occupation (last three years)	Assistant Principal, Chelsea Public Schools	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information (if any)	Chelsea Public Schools	School Administrator

(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Elizabeth Castellana

(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

A MESSAGE FROM FOUNDER ELIZABETH CASTELLANA

"Kin is an all-ages flexible venue made to include everyone you want to be with rain or shine; morning, noon, and night. Kin is more than a tap room, it's a rec-room, a public-living room, a party venue, and a life-as-it-is venue.

We can't wait to be your happy place."

INTRODUCING KIN

Industrial taprooms with a bring-your-own-food-family-dog-and-agenda atmosphere are popular because of the flexibility they offer to patrons to set the terms of their time there. What you exchange for that flexibility is a beverage offering limited to that specific brewer's beers. What if you want to hang out with your carb-phobic friends, or vinophile family members? Kin offers that flexibility. Kin is a tap and rec room like a brewery, but we offer beer, wine, and cold brew on tap as well as espresso based drinks. Bring your friends and family or come on your own, bring a pizza or don't, bring a kid who needs to dance and get away from the tv, it all works for us at Kin.

Kin will look and feel familiar to patrons of taprooms proliferating in the area: A poured concrete floor, brick walls, and an industrial warehouse setting will create a trendy and open atmosphere.

Accommodations for patrons of all ages will largely be subtle, but it will be clear upon arrival the space is thoughtful and fun.

The space will be ADA compliant so that both adults and children with disabilities can enjoy the venue.

BUSINESS MODEL

Kin's business model is simple: invest in what generates income and margin; skip the rest.

Kin will offer six beers, six wines, two ciders, and cold brew on tap. The profit on beer on tap will come in around $4-8 per pint and the profit on kegged wine is up to $10 per glass. Most local breweries are finding that taproom sales are underwriting their business models and providing the cash flow needed to increase brewing capacity. Kin will have low overhead because it won't be producing, just selling.

With an average profit of $8 per drink, Kin would need to sell 1,250 drinks per month to bring in $10,000 monthly. On a good Saturday, it is easily feasible to generate that in in a day. If Kin can secure a space with a 400 person capacity, it is easy to see how at an average of two drinks per customer, a good day can bring in $10,000.

THE MARKET

With the rising housing costs in the Boston area, couples are having children and buying homes later in life as dual income families. This leaves weekends as a precious and brief time to tend to chores, housework, errands, and ideally to get quality time with one's children as well as time to relax, recharge, and socialize. Greater Boston lacks year round options where adults and children can both enjoy and feel comfortable in a space together. These families have expendable income, but lack expendable time.

OUR COMPETITORS

Lawn on D in the Seaport and Anchor in Charlestown are the closest models in the Boston area to offer something similar to Kin: open space, gross motor activities for all ages, and bar offerings. Both are outdoor so are not an option most of the year and aren't comfortable during peek Summer heat. As urban spaces parking and traffic can also be tricky.

The Mill at 180 Park in Easthampton is the most similar model we've found anywhere. This space is indoor, park-like, and designed for child and adult relaxation and recreation. The Mill at 180 Park doesn't offer direct competition because it is two hours from Boston. The Mill at 180 Park also emphasizes the indoor park theme with turf flooring and an abundance of plants and growing beds. Kin will be less thematic in the interest of preserving a clean, minimalist aesthetic.

Brewery Tap Rooms in the area are extremely popular and were the primary inspiration for Kin. Many parents with young children enjoy tap rooms for their family friendly, casual atmosphere. Kin will compete them but will be intentionally child friendly and will differ in being unconnected to a production company. We aim to be a retailer of the beers produced by these "competitors" in order to support them and offer something they can't: other beverages.

(E) – NUMBER OF EMPLOYEES

The Company currently has 1 employee(s).

(F) – RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	April 15th, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$500,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	How Much (if Minimum)	How Much (if Maximum)
Space Buildout	$37,500	$250,000
Taproom Buildout	$19,500	$120,000
Fixtures & Equipment	$7,500	$50,000
Working Capital	$6,000	$50,000
Compensation to MainVest	$4,500	$30,000
TOTAL	$75,000	$500,000

(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C/A and the Campaign Page
- If you decide to invest, enter an amount and press the **Invest** button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of

the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) – MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) – TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C/A.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C/A. Additionally, general terms are outlined below and in the Company's offering page.

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Summary of Terms

Revenue Percentage*	1.8 - 12%**
Payment Deadline	12 / 31 / 2026
Early Investor Payment Multiple	1.35x
Default Investor Payment Multiple	1.3x
Early Investor Capital Threshold	$100,000***
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar6
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.8%
$181,250	4.4%
$287,500	6.9%
$429,200	10.3%
$500,000	12.0%

***To reward early participation, the investors who contribute the first $100,000 raised in the offering will receive a 1.35x cap. Investors who contribute after $100,000 has been raised in the offering will receive a 1.3x cap.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Elizabeth Castellana	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) – Transactions Between the Company and "Insiders"

The Company has not made any business transaction, including stock purchases, salaries, property

rentals, consulting arrangements, guaranties, etc.

(S) – The Company's Financial Condition

The Company was established in July 2019. As such, there are limited financial statements and information for the investor to review.

Kin Tap and Rec Room, LLC currently has no liabilities. It will be funded by a combination of owner equity, private investment, crowdfunding, and an equipment loan. The Founder & President is in good financial standing with a personal credit score of over 830 as of the date of this Form C/A.

(T) – The Company's Financial Statements

Please see **Appendix B** for historical financial statements

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Revenue	2020	2021	2022
Alcohol	$580,000	$635,100	$629,735
Alcohol	$417,000	$456,615	$486,295
Food	$42,000	$45,990	$48,979
Total Revenue	**$1,039,000**	**$1,137,705**	**$1,165,009**
Cost of Goods Sold			
Alcohol	$108,750	$119,081	$118,075
Alcohol	$52,125	$57,077	$60,787
Food	$26,250	$28,744	$30,612
Total Cost of Goods Sold	**$187,125**	**$204,902**	**$209,474**
Gross Margin	**$851,875**	**$932,803**	**$955,535**
Payroll	**$109,746**	**$121,711**	**$136,259**
Operating Expenses			
Advertising	$18,000	$18,540	$19,096
Commissions and Fees	$14,500	$15,225	$15,986
Contract Labor (Not included in payroll)	$6,000	$6,180	$6,365
Insurance (other than health)	$10,200	$10,506	$10,821
Office Expense	$4,992	$5,142	$5,296
Rent or Lease -- Other Business Property	$60,000	$61,800	$63,654
Repairs and Maintenance	$25,000	$26,250	$27,562
Total Operating Expenses	**$138,692**	**$143,643**	**$148,781**
Income (Before Other Expenses)	$603,437	$667,449	$670,494
Other Expenses			
Amortized Start-up Expenses	$1,500	$1,500	$1,500
Depreciation	$12,857	$12,857	$12,857
Total Other Expenses	**$14,357**	**$14,357**	**$14,357**
Net Income Before Income Tax	$589,080	$653,092	$656,137
Net Income/Loss	**$589,080**	**$653,092**	**$656,137**

(U) – DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(v) – Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(x) – Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(y) – Other Important Information Prospective Investors Should Know About

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

(z) - Additional Information Included in the Form C/A

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

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AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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